SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission file number 000-13611

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Spartan Motors Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office: Spartan Motors, Inc., 1541 Reynolds Road, P.O. Box 440, Charlotte, Michigan 48813.

Spartan Motors Retirement Plan

Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010	5

Notes to Financial Statements	6-12

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011	13

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2011	14

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Spartan Motors Retirement Plan
Charlotte, Michigan

We have audited the accompanying statements of net assets available for benefits of Spartan Motors Retirement Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions as of and for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP
Grand Rapid, Michigan
June 28, 2012

Spartan Motors Retirement Plan

Statements of Net Assets Available for Benefits

December 31,	2011	2010

Assets

Investments, at fair value:
Collective trust fund	$5,849,799	$6,183,909
Mutual funds	51,056,382	53,058,354
Spartan Motors, Inc. common stock	1,720,771	2,297,158

Total investments	58,626,952	61,539,421

Receivables:
Employee contributions	44,162	-
Employer contributions	6,809	-
Other receivable	4,000	-
Notes receivable from participants	2,577,559	2,700,839

Total receivables	2,632,530	2,700,839

Net Assets Available for Benefits, at Fair Value	61,259,482	64,240,260

Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	(144,279)	(50,281)

Net Assets Available for Benefits	$61,115,203	$64,189,979

See accompanying notes to financial statements.

Spartan Motors Retirement Plan

Statements of Net Assets Available for Benefits

Year ended December 31,	2011	2010

Additions
Contributions:
Employer	$526,636	$321,751
Employee	3,113,497	2,783,086
Rollover	108,887	187,874

Total contributions	3,749,020	3,292,711

Investment income (loss):
Interest and dividend income	1,608,359	1,148,119
Net appreciation (depreciation) in fair value of investments	(2,763,395)	6,730,890

Total investment income (loss)	(1,155,036)	7,879,009
Interest from notes receivable	121,994	107,437

Total Additions	2,715,978	11,279,157

Deductions
Distributions to participants	5,721,351	4,775,021
Administrative fees	69,403	55,954

Total Deductions	5,790,754	4,830,975

Net increase (decrease)	(3,074,776)	6,448,182

Transfer in from another Plan (Note 8)	-	24,379,187

Net Assets Available for Benefits, beginning of year	64,189,979	33,362,610

Net Assets Available for Benefits, end of year	$61,115,203	$64,189,979

See accompanying notes to financial statements.

Spartan Motors Retirement Plan

Notes to Financial Statements

1.           Plan Description

The following description of Spartan Motors Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the human resources department of Spartan Motors, Inc. (the Company). As discussed in Note 8, on July 1, 2010, the Plan was amended to facilitate the July 1, 2010 merger of the Plan with the Utilimaster Corporation 401(k) Plan.

General

The Plan is a defined contribution plan that covers substantially all employees of the Company who have at least 60 days of service and are 18 years or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s trustee and recordkeeper is Fidelity Management Trust Company (Fidelity).

Contributions

Each year, participants may contribute up to 60% of pretax annual compensation, as defined in the Plan, subject to limitations prescribed by the Internal Revenue Code (IRC). Participants may also contribute amounts representing distributions from other qualified retirement plans. Newly eligible employees automatically defer 3% of their compensation unless they elect a contrary salary reduction or elect not to participate. Participants may elect to make Roth deferral contributions.

The Company may make employer matching contributions based on a percentage of participant contributions to be determined annually by the Company. Throughout 2011, and the first half of 2010, the Company’s match was 25% of the participant’s contribution up to 6% of compensation. During the second half of 2010, the Company did not match participant contributions.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions, plus actual earnings thereon, are based on years of continuous service. A participant is fully vested after five years of credited service.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of  the Company’s contributions and  Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Forfeitures

Forfeitures of nonvested employer matching contributions are used to pay administrative expenses or to reduce employer matching contributions. In 2011 and 2010, forfeitures totaling $31,911 and $27,084, respectively, were used to pay Plan expenses. In 2011, the Company determined that forfeitures were not being used in accordance with plan provisions and filed a submission under the Voluntary Correction Program (VCP) with the Internal Revenue Service (IRS) to correct this matter.  The Company received a VCP compliance statement from the IRS in April 2012 approving the Company’s proposed method of correction.  As a result, approximately $204,000 of unallocated forfeitures, which are included in net assets available for benefits as of December 31, 2011, will be used to pay administrative expenses or to reduce employer matching contributions in 2012.

Spartan Motors Retirement Plan

Notes to Financial Statements

Investment Options

Participants may direct the investment of funds in their accounts to any investment option available under the Plan.

Notes Receivable From Participants

Participants in the Plan may request a loan from their vested account balance. The minimum loan amount is $1,000 and the maximum amount is 50% of the vested account balance or $50,000, whichever is less. A participant may have no more than two loans outstanding at any time. The loans are secured by the balance in the participant’s account. These loans bear interest at a rate based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Interest rates on outstanding loans as of December 31, 2011 ranged from 4.25% to 10.50%. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years unless the loan was used to purchase a primary residence, in which case the loan terms shall not exceed ten years.

Payment of Benefits

Upon separation of service, death, disability or retirement, a participant or his or her beneficiary will receive a distribution of the participant’s account as a lump-sum amount or a single or joint survivor life annuity. Additionally, under certain circumstances of financial hardship, participants are allowed to withdraw funds from the Plan.

Administrative Expenses

Certain administrative expenses are paid by the forfeited nonvested employer matching contributions. Fees incurred as a result of participant-directed transactions (e.g., participant loan origination fees) are charged directly to the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. Upon complete or partial termination, all remaining assets in the accounts of the participants or their beneficiaries are to be distributed to them in the same proportion as their related interests.

2.           Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Spartan Motors Retirement Plan

Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Notes Receivable From Participants
Participant loans are classified as notes receivable from participants, and are measured at the unpaid principal balance plus unpaid accrued interest. Defaulted loans, if any, are reclassified as distributions based upon the terms of the Plan Document.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements. This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances and settlements, in the reconciliation of Level 3 fair value recurring measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures became effective for periods beginning after December 15, 2009 and did not have a material impact on the Plan’s financial statements. The disclosures regarding the reconciliation of information in Level 3 recurring fair value measurements became effective for periods beginning after December 15, 2010 and, if applicable, are included in the fair value disclosures in Note 3.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Spartan Motors Retirement Plan

Notes to Financial Statements

3.           Investments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments:

Mutual funds and Spartan Motors, Inc. common stock: Valued at quoted market prices of shares held by the Plan.

Collective trust fund: Valued at the net asset value of the shares held by the Plan at year-end, which is provided by the trustee and is determined based on the fair value of the underlying investments, primarily guaranteed investment contracts (GICs), synthetic GICs and fixed income securities.

The Plan invests in investment contracts through a common/collective trust fund (CCT) (Fidelity Managed Income Portfolio). Contract value is the relevant measurement of net assets available for benefits in a defined contribution plan that holds fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the statement of net assets available for benefits presents the fair value of the interest in the CCT relating to fully benefit-responsive investment contracts with an adjustment to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. There is no restriction in place with respect to the daily redemption of the CCT at this time.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There have been no changes in the methodologies used at December 31, 2011 and 2010, and there have been no significant transfers in or out of Levels 1, 2 or 3.

Spartan Motors Retirement Plan

Notes to Financial Statements

The tables below set forth by level within the fair value hierarchy the Plan’s investments.

	Investment Assets at Fair Value

December 31, 2011	Level 1	Level 2	Level 3	Total

Collective trust fund	$-	$5,849,799	$	$5,849,799

Mutual funds
Domestic stock funds	23,999,742			23,999,742
Lifecycle funds	14,020,250			14,020,250
Bond funds	8,303,533			8,303,533
International stock funds	3,882,277			3,882,277
Other funds	850,580			850,580

Total mutual funds	51,056,382			51,056,382

Spartan Motors, Inc. common stock	1,720,771			1,720,771

Total Investment Assets at Fair Value	$52,777,153	$5,849,799	$	$58,626,952

	Investment Assets at Fair Value

December 31, 2010	Level 1	Level 2	Level 3	Total

Collective trust fund	$-	$6,183,909	$-	$6,183,909

Mutual funds
Domestic stock funds	24,839,322	-	-	24,839,322
Lifecycle funds	14,336,398	-	-	14,336,398
Bond funds	7,633,563	-	-	7,633,563
International stock funds	5,635,846	-	-	5,635,846
Other funds	613,225	-	-	613,225

Total mutual funds	53,058,354	-	-	53,058,354

Spartan Motors, Inc. common stock	2,297,158	-	-	2,297,158

Total Investment Assets at Fair Value	$55,355,512	$6,183,909	$-	$61,539,421

Spartan Motors Retirement Plan

Notes to Financial Statements

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

December 31,	2011	2010

Collective trust fund
Fidelity Managed Income Portfolio	$5,849,799	$6,183,909
Mutual funds
Fidelity Freedom 2020	4,549,296	4,899,486
PIMCO Total Return Inst.	4,352,843	4,324,759
Fidelity Diversified International	**	3,409,991
American Century Equity Income	3,403,656	**
Artisan Mid Cap Inv	3,432,354	**
Fidelity Contrafund	4,031,369	**

** Below 5% of net assets available for benefits.

The Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

Year ended December 31,	2011	2010

Mutual funds	$(2,351,739)	$6,498,193
Spartan Motors, Inc. common stock	(411,656)	232,697

Total	$(2,763,395)	$6,730,890

4.           Income Tax Status

The Company has adopted the Fidelity Basic Plan Document No. 14, a volume submitter defined contribution Plan.  In a letter dated March 31, 2008, the Internal Revenue Service stated that the volume submitter plan is in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan document has been amended since receiving the letter; however, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a tax liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

5.           Transactions with Parties-in-Interest

Fees incurred for administrative, legal and accounting services rendered by parties-in-interest were based on customary and reasonable rates for such services. Certain Plan investments are shares of mutual funds and a collective trust fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and qualifies as a party-in-interest. The Plan also invests in the stock of the Company.

Spartan Motors Retirement Plan

Notes to Financial Statements

6.           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

Year ended December 31,	2011	2010

Net assets available for benefits per the financial statements	$61,115,203	$64,189,979
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	144,279	50,281

Net Assets Available for Benefits per the Form 5500	$61,259,482	$64,240,260

The following is a reconciliation of the net increase (decrease) to assets available for benefits per the financial statements to the Form 5500:

Year ended December 31,	2011	2010

Net increase (decrease) in assets available for benefits per the financial statements	$(3,074,776)	$6,448,182
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - net	93,998	114,648

Net Increase (Decrease) in Assets Available for Benefits per the Form 5500	$(2,980,778)	$6,562,830

7.           Delinquent Participant Contributions

In 2011, the Company determined that certain employee deferrals and loan repayments aggregating $208,165 had not been remitted to the Plan in a timely manner, according to Department of Labor regulations. Although these remittances were made, they fell outside the normal processing time the Company allows. An investigation was held to determine the root cause of the delinquent contributions and corrective measures were taken. The Company calculated lost earnings and is in the process of depositing these funds into the Plan in 2012. The funds were allocated to impacted participant accounts.

8.           Merger of Plan Assets

The Company acquired Utilimaster Corporation in 2009 and the merger of the Utilimaster Corporation 401(k) Plan (The Utilimaster Plan) was subsequently approved by the Company. Effective July 1, 2010, the Utilimaster Plan was merged into the Plan. Spartan Motors Retirement Plan was amended at that time to facilitate the merger of the plans. As a result of the merger, all of the Utilimaster Plan assets, totaling $24,379,187, were transferred into the Plan on July 1, 2010. Accordingly, the 2010 Statement of Changes in Net Assets Available for Benefits includes the activity of the Utilimaster Plan since the date of the merger.

Spartan Motors Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 38-2078923
Plan Number: 001
December 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value

	Collective trust fund
*	Fidelity Managed Income Portfolio	5,705,520	units	**	$5,849,799

	Mutual funds
	Allianz NFJ Small Cap Value	61,878	shares	**	1,805,607
	American Century Equity Income	468,178	shares	**	3,403,656
	Artisan Mid Cap Invs	104,232	shares	**	3,432,354
	Brown Small Company Inst	17,942	shares	**	785,513
	Columbia Small Cap Core Z	98,184	shares	**	1,460,001
*	Fidelity Balanced	103,284	shares	**	1,878,728
*	Fidelity Contrafund	59,759	shares	**	4,031,369
*	Fidelity Freedom 2000	7,406	shares	**	87,989
*	Fidelity Freedom 2005	13,442	shares	**	141,413
*	Fidelity Freedom 2010	85,359	shares	**	1,118,205
*	Fidelity Freedom 2015	85,684	shares	**	936,528
*	Fidelity Freedom 2020	346,745	shares	**	4,549,296
*	Fidelity Freedom 2025	123,399	shares	**	1,333,947
*	Fidelity Freedom 2030	228,476	shares	**	2,933,637
*	Fidelity Freedom 2035	71,128	shares	**	750,397
*	Fidelity Freedom 2040	167,616	shares	**	1,233,655
*	Fidelity Freedom 2045	50,134	shares	**	435,662
*	Fidelity Freedom 2050	44,905	shares	**	383,491
*	Fidelity Freedom Income	10,323	shares	**	116,029
*	Fidelity High Income	9,225	shares	**	79,705
*	Fidelity Inflation - Protected Bond	89,811	shares	**	1,147,782
*	Fidelity International Small Cap	37,080	shares	**	649,648
*	Fidelity Low Priced Stock	59,045	shares	**	2,109,691
*	Fidelity Real Estate Invst	30,796	shares	**	850,580
*	Fidelity Retirement Money Market	734,155	shares	**	734,155
*	Fidelity Spartan 500 Index	56,310	shares	**	2,505,226
*	Fidelity Spartan US Bond Index	150,283	shares	**	1,770,336
	Oppenheimer Developing Markets A	20,814	shares	**	610,264
	Perkins Mid Cap Value T	82,450	shares	**	1,664,671
	Pimco Total Return Inst	400,446	shares	**	4,352,843
	Templeton Global Bond A	76,782	shares	**	952,868
	Thornburg International Value R4	109,493	shares	**	2,622,365
	Van Eck Global Hard Assets A	4,356	shares	**	188,771

	Total mutual funds				51,056,382

	Common stock
*	Spartan Motors, Inc.	357,547	shares	**	1,720,771

	Total Investments				$58,626,952
*	Notes receivable from participants	interest rates ranging from 4.25% to 10.50%		-	$2,577,559

*	A party-in-interest as defined by ERISA.
**	The cost of participant-directed investments is not required to be disclosed.

Spartan Motors Retirement Plan

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

EIN: 38-2078923
Plan Number: 001
Year Ended December 31, 2011

		Totals That Constitute Non-Exempt Prohibited Transactions

Participant contributions transferred late to the Plan (including loan repayments)	Contributions not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Corrections in VFCP	Total Fully Corrected Under VDCP and PTE 2002-51

2011 contributions	$208,165	$-	$-	$

*Voluntary Fiduciary Correction Program (DOL)

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTAN MOTORS RETIREMENT PLAN

By:	/s/ Joseph M. Nowicki
Joseph M. Nowicki
Chief Financial Officer and Administrator
of the Spartan Motors Retirement Plan

Date: June 28, 2012

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23	Consent of Independent Registered Public Accounting Firm –BDO USA, LLP